Exhibit 12

Consolidated Natural Gas Company
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)
	Years Ended
	12 months ended Sept. 30, 2003	2002	2001	2000	1999	1998
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 1,068	$ 950	$ 604	$ 360	$ 210	$ 417
Distributed income from unconsolidated investees, less equity in earnings	(14)	(16)	(6)	13	(12)	(2)
Fixed charges included in the determination of net income	171	168	170	184	149	137
Total earnings, as defined	$ 1,225	$ 1,102	$ 768	$ 557	$ 347	$ 552

Fixed charges, as defined:
Interest charges	$ 226	$ 227	$ 181	$ 173	$ 137	$ 126
Rental interest factor	13	11	11	11	12	11
Total fixed charges, as defined	$ 239	$ 238	$ 192	$ 184	$ 149	$ 137

Ratio of Earnings to Fixed Charges	5.13	4.63	4.00	3.03	2.33	4.03